Exhibit 77(i)

Terms of New or Amended Securities

At the January 30, 2009 Board Meeting, the Board of Trustees of ING Variable Products Trust approved the modification of the current Shareholder Services Plan for the Class S shares to provide that payments under the Plan are made to ING Funds Distributor, LLC.